Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (“Company”)

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia

V6E 3P3 Canada

Item 2	Date of Material Change

May 27, 2025, May 28, 2025 and June 3, 2025

Item 3	News Release

The Company disseminated news releases announcing the material changes described herein through the news dissemination services of Globe Newswire on May 27, 2025 and May 28, 2025 and through the news dissemination services of Cision PR Newswire on June 3, 2025 and copies were subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On May 27, 2025, the Company entered into an agreement with BMO Capital Markets and SCP Resource Finance LP, on behalf of themselves and a syndicate of Underwriters (as defined below) led by BMO Capital Markets and SCP Resource Finance LP, under which the Underwriters agreed to buy, on a bought deal basis, 21,400,000 charity flow-through common shares of the Company (the “Charity Flow-Through Common Shares”) at a price of C$2.29 per Charity Flow-Through Common Share (the “Charity Flow-Through Offering Price”) for aggregate gross proceeds of approximately C$49 million.

On May 28, 2025, the Company increased the size of the bought deal financing via the addition of a new hard dollar tranche of 4,370,000 common shares (the “Common Shares”) at a price of C$1.63 per Common Share (the “Common Share Offering Price”) for gross proceeds of approximately C$7 million. The Charity Flow-Through Common Shares at the Charity-Flow Through Offering Price remained unchanged, and together with the Common Shares tranche, comprise the offering (the “Offering”).

On June 3, 2025, the Company closed the first tranche of the Offering of (i) 15,265,000 Charity Flow-Through Common Shares at the Charity Flow-Through Offering Price and (ii) 4,370,000 Common Shares at the Common Share Offering Price for aggregate gross proceeds of C$42,079,950 (the “Tranche 1”).

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

On May 27, 2025, the Company entered into an agreement with BMO Capital Markets and SCP Resource Finance LP, on behalf of themselves and a syndicate of Underwriters, led by BMO Capital Markets and SCP Resource Finance LP, under which the Underwriters agreed to buy, on a bought deal basis, 21,400,000 Charity Flow-Through Common Shares at the Charity Flow-Through Offering Price for aggregate gross proceeds of approximately C$49 million.

On May 28, 2025, the Company increased the size of the bought deal financing via the addition of 4,370,000 Common Shares at the Common Share Offering Price for gross proceeds of approximately C$7 million. The Charity Flow-Through Common Shares at the Charity-Flow Through Offering Price remained unchanged, and together with the Common Shares tranche, comprise the Offering.

The Company granted the Underwriters an option, exercisable at the Charity Flow-Through Offering Price up to 30 days following closing of Tranche 1, to purchase up to an additional 15% of the Charity Flow-Through Common Shares issued in connection with the Offering. Each Charity Flow-Through Common Share will qualify as a "flow-through share" within the meaning of subsection 66(15) of the Income Tax Act (Canada).

On June 3, 2025, the Company announced that it had closed Tranche 1 of the Offering. Tranche 1 was completed pursuant to an underwriting agreement dated May 29, 2025 (the “Underwriting Agreement”), entered into among the Company and a syndicate of underwriters led by BMO Capital Markets and SCP Resource Finance LP and including Paradigm Capital Inc., Canaccord Genuity Corp., Haywood Securities Inc., Stifel Nicolaus Canada Inc., Roth Canada, Inc., A.G.P. Canada Investments ULC and ATB Securities Inc. (collectively, the “Underwriters”).

Pursuant to the Underwriting Agreement, the second tranche of the Offering (“Tranche 2”) will consist of the further issuance by the Company of 6,135,000 Charity Flow-Through Common Shares at the Charity Flow-Through Offering Price per Charity Flow-Through Common Share for further gross proceeds of C$14,049,150. Tranche 2 is expected to close on or about June 12, 2025. Completion of the Offering remains subject to the Company receiving all necessary regulatory approvals, including final approval of the TSX Venture Exchange to list the Charity Flow-Through Common Shares and the Common Shares.

Mr. Eric Sprott intends to participate in Tranche 2 to maintain his approximate 19% shareholdings.

The gross proceeds from the offering of the Charity Flow-Through Common Shares will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) (the “Qualifying Expenditures”) related to the Company’s 100% owned Queensway Gold Project (“Queensway” or the “Project”), on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the subscribers for the Charity Flow-Through Common Shares effective on or before December 31, 2025.

The net proceeds from the offering of the Common Shares will be used by the Company to advance the Project and for general corporate and working capital purposes.

Certain directors and officers of the Company participated in Tranche 1, specifically, Keith Boyle purchased 100,000 Common Shares, Chad Williams purchased 30,675 Common Shares and Fiona Childe purchased 15,337 Common Shares. Accordingly, their participation in the Offering constitutes “a related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholder Approval (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation. The Company did not file a material change report 21 days prior to closing Tranche 1, which the Company deemed reasonable and necessary in the circumstances to complete Tranche 1 of the Offering in a timely manner. The Offering was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors.

The Charity Flow-Through Common Shares and the Common Shares were offered by way of a prospectus supplement in each of the Provinces and Territories of Canada (other than the Province of Quebec and Nunavut) and were also offered by way of a U.S. prospectus supplement forming part of the Company’s registration statement on Form F-10 in the United States.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Keith Boyle, Chief Executive Officer of the Company, at +1 (416) 910-4653 or info@newfoundgold.ca.

Item 9	Date of Report

June 5, 2025

Forward-Looking Information

This material change report contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the use of proceeds of the Offering, the tax treatment of the Charity Flow-Through Common Shares, the expected closing date and completion of the Tranche 2, the receipt of all necessary approvals in connection with the Offering and statements related to Queensway and the Company’s planned and future exploration at Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “potential”, “goal”, “objective”, “prospective”, "preliminary," “possibly”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange or the NYSE American LLC, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to: unexpected changes to the tax treatment of the Charity Flow-Through Common Shares, the Company receiving all approvals necessary for the completion of the Offering, and the timing of such approvals, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form, Management’s Discussion and Analysis and other reports and documents filed by the Company with applicable securities regulatory authorities from time to time, publicly available through the SEDAR+ at www.sedarplus.ca or through the EDGAR at www.sec.gov for a more complete discussion of such risk factors and their potential effects.